UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to _____________

                          Commission file number 1-9148




            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY
                            (Full title of the Plan)




                              THE PITTSTON COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                   P.O. BOX 18100
                1801 BAYBERRY COURT
                 RICHMOND, VIRGINIA             23226-8100
           (Address of issuer's principal       (Zip Code)
                 executive offices)

                          Independent Auditors' Report




The Participants of the 1994 Employee Stock
  Purchase Plan of The Pittston Company:

We have audited the accompanying statements of financial condition of the 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the 1994 Employee Stock Purchase Plan of The Pittston Company as of December 31, 2001 and 2000, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP
Richmond, Virginia

March 22, 2002

            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                        STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 2001 AND 2000





                                                            2001          2000
------------------------------------------------------------------------------
Assets:
Contributions receivable
from The Pittston Company                              $ 901,433       710,872
------------------------------------------------------------------------------
Total assets                                           $ 901,433       710,872
------------------------------------------------------------------------------

Liabilities:
Share purchase obligations                             $ 901,433       710,872
------------------------------------------------------------------------------
Total liabilities                                      $ 901,433       710,872
------------------------------------------------------------------------------

See accompanying notes to financial statements.

       1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

           STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

             Years Ended December 31, 2001, 2000 and 1999




                                                                           2001
-------------------------------------------------------------------------------
Income:
Participant contributions                                          $  1,651,519
-------------------------------------------------------------------------------
                                                                      1,651,519
-------------------------------------------------------------------------------
Withdrawals:
Contributions transferred or owed to participants' accounts           1,651,519
-------------------------------------------------------------------------------
Increase (decrease) in Plan equity                                            -
Plan equity-beginning of year                                                 -
-------------------------------------------------------------------------------
Plan equity-end of year                                            $          -
-------------------------------------------------------------------------------

See accompanying notes to financial statements.

            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                                   (continued)

                  Years Ended December 31, 2001, 2000 and 1999






--------------------------------------------------------------------------------------------------
                                                              Pittston        Pittston
                                              Pittston       BAX Group  Minerals Group
                                 Other    Common Stock    Common Stock    Common Stock        2000
--------------------------------------------------------------------------------------------------
Income:
Participant contributions    $ 710,872         786,024               -               -   1,496,896
Dividend income                      -          10,292               -               -      10,292
Unrealized appreciation on common
 stock                               -         644,455               -               -     644,455
Realized loss on distributions       -      (2,570,749)              -               -  (2,570,749)
--------------------------------------------------------------------------------------------------
                               710,872      (1,129,978)              -               -    (419,106)
--------------------------------------------------------------------------------------------------
Withdrawals and Other:
Exchange of stock                    -      (1,822,924)      1,384,239         438,685           -
Distribution to Plan participants,
 at market value                     -       3,293,515               -               -   3,293,515
Contributions owed to
 participants' accounts        710,872               -               -               -     710,872
--------------------------------------------------------------------------------------------------
Decrease in Plan equity              -      (2,600,569)     (1,384,239)       (438,685) (4,423,493)
Plan equity-beginning of year        -       2,600,569       1,384,239         438,685   4,423,493
--------------------------------------------------------------------------------------------------
Plan equity-end of year      $       -               -               -               -           -
--------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                                   (continued)

                  Years Ended December 31, 2001, 2000 and 1999





--------------------------------------------------------------------------------------
                              Pittston        Pittston        Pittston
                         Brink's Group       BAX Group  Minerals Group
                          Common Stock    Common Stock    Common Stock            1999
--------------------------------------------------------------------------------------
Income:
Participant contributions  $   967,713         611,808         223,130       1,802,651
Dividend income                 10,562          23,440           4,229          38,231
Unrealized appreciation
 (depreciation)on
 common stock                 (978,878)        179,347         133,241        (666,290)
Realized gain (loss)
 on distributions               71,462        (113,679)       (192,230)       (234,447)
--------------------------------------------------------------------------------------
                                70,859         700,916         168,370         940,145
--------------------------------------------------------------------------------------
Withdrawals:
Distribution to Plan participants,
 at market value               934,725         319,737         105,098       1,359,560
--------------------------------------------------------------------------------------
(Decrease) increase in
 Plan equity                  (863,866)        381,179          63,272        (419,415)
Plan equity-beginning
 of year                     3,464,435       1,003,060         375,413       4,842,908
--------------------------------------------------------------------------------------
Plan equity-end of year    $ 2,600,569       1,384,239         438,685       4,423,493
--------------------------------------------------------------------------------------

See accompanying notes to financial statements.

            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1. SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following description of the 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is an "employee stock purchase plan" within the meaning of
Section 423 of the Internal Revenue Code of 1986, as amended, (the "Code") covering all eligible employees of The Pittston Company and its subsidiaries. The Plan years begin on January 1 and end on December 31.

Amendment of the Plan
The Plan was amended on July 1, 2000 so that shares of Pittston Common Stock purchased by participants pursuant to the Plan are directly transferred from the The Pittston Company Employee Benefits Trust to accounts maintained for each of the Plan participants by a recordkeeper selected by The Pittston Company. Transferred shares are not deemed to be assets of the Plan.

Purchase Price and Transfers of Common Stock The purchase price (the "Purchase Price") for each share of common stock to be purchased under the Plan is 85% of the Fair Market Value (as defined in the Plan) of such share on either (a) the first day of each six-month period commencing on July 1 or January 1 (the "Offering Date") or (b) the last day of each six-month period from an Offering Date (the "Purchase Date"), whichever is less. The Fair Market Value with respect to shares of common stock is generally defined as the average of the high and low quoted sales price of a share of such stock on the applicable date as reported on the New York Stock Exchange Composite Transactions Tape.

As of the Purchase Date, with respect to each six-month period from an Offering Date to and including the Purchase Date (the "Offering Period"), the amount then in a participant's account is applied to the purchase of the number of whole shares of common stock determined by dividing such amount by the applicable Purchase Price. Any amounts remaining at the end of an offering period are accumulated and used to purchase shares during the next offering period.

The maximum number of shares of Pittston Common Stock which may be issued or allocated pursuant to the Plan is 984,905 of which 628,911 shares had been issued as of December 31, 2001.

Eligibility
Generally, any employee of The Pittston Company or a designated subsidiary (a "Subsidiary") is eligible to participate in the Plan if he or she is customarily employed for at least 20 hours per week; provided, however, that in the case of an employee who is covered by a collective bargaining agreement, he or she shall not be considered an eligible employee unless and until the labor organization representing such individual has accepted the Plan on behalf of the employees in the collective bargaining unit. Any such employee shall continue to be an eligible employee during an approved leave of absence provided such employee's right to continue employment with The Pittston Company or a Subsidiary upon expiration of such employee's leave of absence is guaranteed either by statute or by contract with or a policy of The Pittston Company or a Subsidiary. At December 31, 2001 and 2000, the Plan had a total of 952 and 685 participants, respectively.

Participant Contributions
Participants can elect to contribute any whole percentage from 1% up to and including 10% of their annual base rate of pay, including commissions, but generally excluding overtime or premium pay ("Compensation"), up to a maximum of $12,750 per calendar year, provided that the amount withheld by a participant during the Offering Period does not exceed 50% of such participant's Compensation determined on the Offering Date. A participant may reduce (but not increase) the rate of payroll withholding during an Offering Period at any time prior to the end of such Offering Period for which such reduction is to be effective. Not more than one reduction may be made in any Offering Period unless otherwise determined by nondiscriminatory rules. A participant may elect to cease active participation in the Plan at any time up to the end of an Offering Period by filing the appropriate form with the committee that administers the Plan. A participant who elects to cease participation in the Plan may not resume participation in the Plan until after the expiration of the then current Offering Period.

No participant shall have a right to purchase shares of common stock if (a) such participant, immediately after electing to purchase such shares, would own common stock possessing 5% or more of the total combined voting power or value of the stock of The Pittston Company or of any Subsidiary, or (b) the rights of such participant to purchase common stock under the Plan would accrue at a rate that exceeds $25,000 of Fair Market Value of such common stock (determined at the time or times such rights are granted) for each calendar year for which such rights are outstanding at any time.

Refund to Participants if Terminated
In the event of the termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain eligible under the terms of the Plan, any amounts credited to such participant's account will be refunded, without interest, to such individual or, in the event of his or her death, to his or her legal representative.

Termination or Amendment of the Plan
The Plan will remain in effect until June 30, 2007, unless extended pursuant to shareholder approval.

The Board of Directors of The Pittston Company may, at any time and from time to time, amend (including, but not limited to, amendments to the Plan to increase the Purchase Price), modify or terminate the Plan, but no such amendment or modification without the approval of the shareholders shall: (a) increase the maximum number of shares of common stock which may be issued pursuant to the Plan; (b) permit the issuance of any shares of common stock at a purchase price less than that provided in the Plan as approved by the shareholders; (c) extend the term of the Plan; or (d) cause the Plan to fail to meet the requirements of an "employee stock purchase plan" under the Code.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition
Prior to July 1, 2000, the investments in Pittston Common Stock, Brink's Stock, BAX Stock and Minerals Stock were valued at their quoted market price. Purchases and sales of stock until July 1, 2000 were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date.

Distributions
Prior to July 2000, distributions were recognized when payable and were recorded at the fair market value of shares dispersed.

Income Taxes
The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.

Administrative Costs
All administrative costs incurred by the Plan are paid by The Pittston Company.

NOTE 2. COMMON STOCK

After the July 1, 2000 amendment of the Plan, shares of Pittston Common Stock purchased by participants pursuant to the Plan are directly transferred from the Pittston Employee Benefits Trust of The Pittston Company to accounts maintained for each of the Plan participants and are not deemed to be assets of the Plan.

The cost values of investments under the Plan are calculated using an average cost methodology.

NOTE 3. UNREALIZED APPRECIATION (DEPRECIATION) ON COMMON STOCK

After the July 1, 2000 amendment of the Plan, shares of Pittston Common Stock are not deemed to be assets of the Plan.

Changes in unrealized appreciation and depreciation during 2000 (through June 30, 2000) and 1999 on common stock of the Plan were as follows:


                                      2000
-------------------------------------------------------------------------------
                                      Pittston
                                        Common       BAX   Minerals
                                         Stock     Stock      Stock       Total
-------------------------------------------------------------------------------
Unrealized appreciation (depreciation):
   Beginning of year                 $(119,103)  (115,014) (410,338)   (644,455)
    Converted in the Exchange:
      BAX Stock                       (115,014)   115,014         -           -
      Minerals Stock                  (410,338)         -   410,338           -
   End of year                               -          -         -           -
-------------------------------------------------------------------------------
Change in unrealized
  appreciation (depreciation)        $ 644,455          -         -     644,455
-------------------------------------------------------------------------------


                                      1999
-------------------------------------------------------------------------------

                                       Brink's        BAX  Minerals
                                         Stock      Stock     Stock       Total
-------------------------------------------------------------------------------
Unrealized appreciation (depreciation):
   Beginning of year               $   859,775   (294,361) (543,579)     21,835
   End of year                        (119,103)  (115,014) (410,338)   (644,455)
-------------------------------------------------------------------------------
Change in unrealized
  appreciation (depreciation)      $  (978,878)   179,347   133,241    (666,290)
-------------------------------------------------------------------------------

NOTE 4.REALIZED GAIN (LOSS) ON DISTRIBUTIONS

The realized gain (loss) on distributions of common stock during 2000 (through June 30, 2000) and 1999 as a result of distributions to Plan participants was as follows:


                                      2000
-------------------------------------------------------------------------------
                                                                       Pittston
                                                                         Common
                                                                          Stock
-------------------------------------------------------------------------------
Value of shares distributed:
  Market value                                                      $ 3,381,726
  Cost basis                                                          5,952,475
-------------------------------------------------------------------------------

Realized loss on distribution
  of shares to participants                                         $(2,570,749)
-------------------------------------------------------------------------------


                                      1999
-------------------------------------------------------------------------------
                                       Brink's        BAX  Minerals
                                         Stock      Stock     Stock       Total
-------------------------------------------------------------------------------
Value of shares distributed:
  Market value                       $ 918,279    315,219    97,869   1,331,367
  Cost basis                           846,817    428,898   290,099   1,565,814
-------------------------------------------------------------------------------
Realized gain (loss) on distribution
  of shares to participants          $  71,462   (113,679) (192,230)   (234,447)
-------------------------------------------------------------------------------

Participant withdrawals for the year ended December 31, 2000 consisted of 283,285 shares of Pittston Common Stock recorded at full market value on the day distributed.

Participant withdrawals for the year ended December 31, 1999 consisted of 36,466 shares of Brink's Stock, 33,263 shares of BAX Stock and 63,320 shares of Minerals Stock.

NOTE 5. THE 2000 EXCHANGE

On December 6, 1999, The Pittston Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange (the "Exchange") of all outstanding shares of BAX Group Common Stock ("BAX Stock") and Minerals Group Common Stock ("Minerals Stock") for Brink's Group Common Stock ("Brink's Stock"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock; and holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock. The exchange ratios for the BAX Stock and the Minerals Stock were calculated pursuant to the formula fixed and approved by shareholders of The Pittston Company at the time of the creation of the three classes of tracking stock in 1993 and 1996. The formula provides that shareholders of BAX Stock and Minerals Stock are entitled to receive Brink's Stock with a Fair Market Value equal to 115% of the Fair Market Value of BAX Stock and Minerals Stock, as applicable. The "Fair Market Value" of each class of common stock was determined by taking the average of the closing prices of that class of common stock on the New York Stock Exchange for the 10 trading days beginning 30 business days prior to the first public announcement of the exchange proposal, which occurred on December 6, 1999. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of The Pittston Company and continues to trade under the symbol "PZB". Shares of Brink's Stock after the Exchange are referred to as "Pittston Common Stock."

Pursuant to the Exchange, the Plan was amended to provide that all future issues or allocations to the Plan would be made solely in Pittston Common Stock and that all stock held in the Plan would be converted to shares of Pittston Common Stock. On the Exchange Date, a total of 102,479 shares of BAX

Stock and a total of 211,409 shares of Minerals Stock, were converted to 49,681 and 17,272, shares, respectively, of Pittston Common Stock.

NOTE 6. SUBSEQUENT EVENTS

In February 2002, 48,210 shares of Pittston Common Stock were transferred from the The Pittston Company Employee Benefits Trust to participants' accounts, reflecting a price of $18.60. The transfer was for whole shares purchased with participant contributions made during the last six months of the Plan year ended December 31, 2001.

                                    Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                1994 Employee Stock Purchase Plan
                                      of The Pittston Company
                                ----------------------------------
                                         (Name of Plan)





                                    /s/ Frank T. Lennon
                                ----------------------------------
                                         (Frank T. Lennon
                                 Vice President - Human Resources
                                        and Administration)



March 27, 2002

                         Consent of Independent Auditors




The Participants of the 1994 Employee Stock
  Purchase Plan of The Pittston Company:


We consent to incorporation by reference in the registration statement (Nos. 333-70758 and 333-78631) on Form S-8 of The Pittston Company of our report dated March 22, 2002, relating to the statements of financial condition of the 1994 Employee Stock Purchase Plan of The Pittston Company as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2001, which report appears in the 2001 Annual Report on Form 11-K of the 1994 Employee Stock Purchase Plan of The Pittston Company.





KPMG LLP
Richmond, Virginia

March 27, 2002